Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-151355
Dated November 3, 2009
The following article regarding a public offering by Ford Motor Company (“Ford”) of its convertible notes and future issuance of common stock was published by Bloomberg L.P. on November 2, 2009. Ford did not prepare or review this article in advance of its publication, does not endorse any of the opinions expressed in the article (other than any opinion expressed by any representative of Ford expressly quoted and attributed to such representative in the article) regarding the offering or any other issues discussed in this article and does not make any representations as to the accuracy of such opinions. No payment was made or consideration given by or on behalf of Ford or other offering participants for the written communication or its dissemination.
Statements included herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation, the risks described in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008 and subsequent Form 10-Q Reports. We cannot be certain that any expectation, forecast or assumption made by management in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.
Ford has filed a registration statement (including a prospectus) with the SEC for the offering of its convertible notes to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Ford has filed with the SEC for more complete information about Ford and this offering. You may obtain these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer and underwriters participating in the offerings will arrange to send you the relevant prospectus and prospectus supplement if you request them by calling Ford at 800-555-5259.
Ford Raising $3 Billion, Paying Down Revolving Credit Line
By Keith Naughton
Nov. 2 (Bloomberg) — Ford Motor Co., seeking to strengthen its balance sheet, said it is raising $3 billion, while paying down and pushing back the maturity of a $10.1 billion line of credit.
Ford said it is seeking to pay down 25 percent of the revolver and move back by two years, to 2013, the maturity of the remaining $8 billion liability. Ford also said it is offering $2 billion in senior notes that can converted to common stock or cash in 2016. Ford also in December will offer as much as $1 billion in common shares through broker-dealers.
“We expect the moves will enhance Ford’s automotive liquidity and over time reduce the company’s debt burden, providing an additional cushion given the still uncertain state of the economy,” Ford Chief Executive Officer Alan Mulally said in a statement. Earlier in the day, it announced a surprise $997 million third-quarter profit.
Ford, the only major U.S. automaker to avoid bankruptcy, is seeking to reduce a debt load larger than General Motors Co. and Chrysler Group LLC, which shed liabilities in reorganization. GM’s liabilities will be $22.3 billion in 2011, while Ford’s will total $38.1 billion, Barclays Capital auto analyst Brian Johnson said in an Oct. 20 research note.
“This will de-lever our balance sheet over time as we pay down 25 percent of our revolver,” Neil Schloss, Ford’s treasurer, said in a conference call with reporters. “This is one step toward our goal to get to investment-grade” credit rating.
Taking Advantage
Ford is taking advantage of shares that have more than tripled this year. Ford rose 58 cents, or 8.3 percent, to $7.58 at 4:15 p.m. in New York Stock Exchange composite trading.
Lenders representing $6 billion of Ford’s revolving credit line have already agreed to reduce and extend the maturity from Dec. 15, 2011, to Nov. 30, 2013, Schloss said. In exchange, lenders will receive a reduction of as much as 25 percent in their revolving commitments, a 1 percentage point increase in interest rate margins and an increase in fees and payment of an up front fee. Revolving lenders have until Nov. 18 to submit their response.
The underwriters of the $2 billion in senior convertible notes have the option to purchase an additional $300 million in principal of senior convertible notes, Ford said.
To contact the reporter on this story: Keith Naughton in Southfield, Michigan at Knaughton3@bloomberg.net